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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ___________

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ___________

                  SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD.
                            (Name of Subject Company)

                  SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD.
                       (Names of Persons Filing Statement)

                                   ___________

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                   ___________

                                       N/A
                      (CUSIP Number of Class of Securities)

                                   ___________

                ntl HOUSE, BARTLEY WOOD BUSINESS PARK, HOOK,
                        HAMPSHIRE, RG27 9UP ENGLAND
                              +44 1256 752000
                        Attention: Robert Mackenzie
                   (Name, address and telephone number of
                    person authorized to receive notices
         and communications on behalf of persons filing statement)




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates to an offer by SUTTER OPPORTUNITY FUND 3, LLC; MPF-NY 2006, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MPF SPECIAL FUND 8, LLC; MPF FLAGSHIP FUND 10, LLC, MPF FLAGSHIP FUND 12, LLC, MPF INCOME FUND 22, LLC; AND MPF DEWAAY PREMIER FUND, LLC; AND MACKENZIE PATTERSON FULLER, LP (collectively, the "Purchasers") to purchase all the outstanding units of limited partnership interest of South Hertfordshire United Kingdom Fund, Ltd. (the "Partnership").

Concurrently with the filing of this Statement, the Partnership is mailing to its limited partners a letter (the "Response Letter") setting forth its statement of position with respect to the Purchasers' offer to purchase. The Response Letter is attached to this Statement as Exhibit (a)(2)(i) and is incorporated herein by reference. The Partnership has also mailed a letter to the Purchasers (the "Purchaser Letter"). The Purchaser Letter is attached to this Statement as Exhibit (a)(2)(ii) and is incorporated herein by reference.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The name of the subject company is South Hertfordshire United Kingdom Fund, Ltd., a Colorado limited partnership (the "Partnership"), the general partner of which is NTL Fawnspring Limited (the "General Partner"). The address of the principal executive office of the Partnership is ntl House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, England. The telephone number is +44 1256 752000.

     (b) Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto, the "Schedule 14D-9") relates to limited partnership units of the Partnership (the "Units"). As of August 1, 2006, there were 56,935 Units outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The name, business address and telephone number of the Partnership, which is the person filing this Schedule 14D-9, is set forth in
Item 1(a) above.

     (b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by the Purchasers to purchase all of the Units of the Partnership, at a purchase price of $65.00 per Unit, less the amount of any distributions or amounts declared or made with respect to the Units between November 13, 2006, and December 18, 2006, or such other date to which the offer may be extended (the "Tender Offer"), as described in the Offer to Purchase on Schedule TO ("Schedule TO"), dated November 13, 2006, and in the related letter from the Purchasers and Letter of Transmittal, dated November 13, 2006 (the terms and conditions of which, together with any supplements thereto, collectively constitute the Tender Offer). As disclosed by the Purchasers' Schedule TO, the address of the Purchasers is 1640 School Street, Moraga, California 94556.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     As set forth in the Form 10-Q for the period ended September 30, 2006, the General Partner and its affiliates engage in certain transactions with the Partnership as contemplated by the Limited Partnership Agreement, dated December 31, 1991, as amended (the "Partnership Agreement") and as disclosed in the prospectuses for the public offerings of the Partnership.

     Consulting and Management Fees

     An affiliate of the General Partner is entitled to be paid a consulting fee by NTL South Hertfordshire Limited ("NTL South Herts"), 2/3 of the equity of which is owned by the Partnership. During the construction phases of the NTL South Herts cable television/telephone system, this consulting fee was 2% of construction costs. Since completion of construction of each portion of the NTL South Herts cable television/telephone system, the consulting fee for the completed portion has been 5% of the gross revenue, excluding revenue from the sale of cable television/telephone systems. The consulting fee is calculated and payable monthly. Consulting fees paid or payable by NTL South Herts for the three months ended September 30, 2006 and 2005 were $496,108 and $477,157, respectively. Consulting fees paid or payable by NTL South Herts for the nine months ended September 30, 2006 and 2005 were $1,437,887 and $1,488,253, respectively. These amounts were expensed in the Consolidated Statements of Operations for the three and nine months ended September 30, 2006 included in the Partnership's Form 10-Q filed with the SEC on November 13, 2006.

         Distribution Ratios

     Any partnership distributions made from cash flow (defined as cash receipts derived from routine operations, less debt principal and interest payments and cash expenses) are allocated 99% to the limited partners and 1% to the General Partner. Any distributions other than interest income on limited partner subscriptions earned prior to the acquisition of the Partnership's first cable television system or from cash flow, such as from the sale or refinancing of a system or upon dissolution of the Partnership, will be made as follows: 99% to the limited partners and 1% to the General Partner until any negative balances in the limited partners' capital accounts are reduced to zero; 100% to the General Partner until any negative balance in its capital account is reduced to zero; 99% to the limited partners and 1% to the General Partner until the balance in the limited partners' capital is equal to their adjusted capital contribution plus a 12% return; 100% to the General Partner until the balance on its capital account is equal to its adjusted capital contribution, and any remaining income or gain shall be allocated 75% to the limited partners and 25% to the General Partner.

     Expense Reimbursements

     The General Partner and its affiliates are entitled to reimbursement from NTL South Herts for direct and indirect expenses allocable to the operation of its network, and from the Partnership for direct and indirect expenses allocable to the operation of the Partnership which include but are not limited to, rent, supplies, telephone, travel, and salaries of any full or part-time employees. The General Partner believes that the methodology used in allocating these expenses is fair and reasonable. During the three months ended September 30, 2006 and 2005, reimbursement made by NTL South Herts and the Partnership to the General Partner or its affiliates for any allocable direct and indirect expenses totaled $3,908,381 and $3,654,148, respectively. During the nine months ended September 30, 2006 and 2005, reimbursement made by NTL South Herts and the Partnership to the General Partner or its affiliates for any allocable direct and indirect expenses totaled $11,472,197 and $11,475,466, respectively.

     The General Partner and its affiliates may make advances to, and defer collection of fees and allocated expenses owed by, the Partnership, although they are not required to do so. The Partnership is charged interest on such advances and deferred amounts at a rate equal to the General Partner's or certain affiliates' effective average cost of debt financing from unaffiliated entities, which does not differ from their weighted average cost of debt financing. For the three months ended September 30, 2006 and 2005, aggregated interest, bank fees and finance charges relating to non-permanent loans of $1,502,121 and $533,673, respectively, was charged by affiliates of the General Partner. For the nine months ended September 30, 2006 and 2005, aggregated interest, bank fees and finance charges relating to non-permanent loans of $4,384,502 and $1,627,013, respectively, was charged by affiliates of the General Partner. The General Partner charged interest on advances for the three months ended September 30, 2006 and 2005 of $36,165 and $35,647, respectively. For the nine months ended September 30, 2006 and 2005, the General Partner charged interest on advances of $102,624 and $110,166, respectively.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Solicitation or Recommendation. For the reasons described below, the Partnership, after careful consideration of the Tender Offer, recommends that the holders of Units reject the Tender Offer and not tender their Units.

     Reasons for Recommendation.

     o As described below, the Purchasers will not be permitted, under the terms of the Partnership Agreement, to purchase Units in the Tender Offer. Consequently, any tender of Units by holders under the terms of the Tender Offer cannot be accepted by the Purchasers consistent with the Partnership Agreement, and any purported acceptance of tenders will not be recognized by the Partnership.

          Although not described in the Tender Offer, Section 3.5(a)(1) of the Partnership Agreement provides that interests in the Partnership may be assigned only with the consent of the General Partner in its sole discretion. Section 7 of the Tender Offer states that the Purchasers will pay for the Units upon receiving confirmation that the General Partner of the Partnership will either transfer the Units or recognize the change of address for distributions and correspondence on the Units, regardless of the number of Units tendered. The Tender Offer appears to contemplate that, to the extent that Units cannot be transferred, the Purchasers will receive from holders of Units who accept the Tender Offer a power of attorney that will permit the Purchasers to change the address to which distributions will be sent, as well as a proxy to vote those Units. The Partnership believes that the granting of any such power of attorney and proxy is the equivalent of the transfer of Units and requires the consent of the General Partner under Section 3.5(a)(1) of the Partnership Agreement.

          The General Partner intends to exercise its sole discretion in connection with the Tender Offer to prevent the transfer of Units or the use of powers of attorney and proxies as described in the Tender Offer. In exercising its sole discretion, the General Partner will consider, among other things, that the purchase of Units in accordance with the terms of the Tender Offer could cause the Partnership to be treated as a "publicly traded partnership" under the Internal Revenue Code. Treatment as a publicly traded partnership could have potentially serious and adverse tax consequences to the Partnership and holders of Units following the Tender Offer. Among other things, treatment as a publicly traded partnership would cause the Partnership to be treated as a corporation for U.S. federal income tax purposes, and would cause the Partnership to be subject to entity level U.S. federal income tax upon all of its income.

     o The Tender Offer by its terms also violates the provisions of Section 3.5(a)(5) of the Partnership Agreement. Section 3.5(a)(5) of the Partnership Agreement provides that no assignment of interests will be permitted if such assignments would result in 50% or more of the interests being transferred within a twelve month period. One of the purposes of this provision, which is absolute and not subject to waiver by the General Partner, is to prevent a deemed termination of the Partnership for U.S. federal income tax purposes, followed by a deemed creation of a new partnership for U.S. federal income tax purposes.

     o Each of the foregoing matters is more fully described in the letter to the Purchasers, dated November 27, 2006, which is attached as Exhibit
          (a)(2)(ii) to this Schedule 14D-9.

     o The Partnership also believes that as a result of the Purchasers' failure to discuss fully any of the foregoing matters in the Tender Offer, the disclosure in the Tender Offer is materially misleading.

     o It is unclear whether the Purchasers have mailed copies of their Tender Offer to the Unit holders and to the Partnership as required by Rules 14d-3 and 14d-4 of the Securities Exchange Act of 1934, as amended. In its letter to the Purchasers, the Partnership requested, and stated its expectation, that the Purchasers will promptly deliver evidence of the required mailings in order to demonstrate that the Purchasers are not in violation of these regulations.

     The Partnership is aware that certain Unit holders wish increased liquidity with respect to their Units and will be examining various means, consistent with the provisions of the Partnership Agreement, by which holders of Units can obtain such increased liquidity. However, there can be no assurance that any such action will be undertaken, as to the timing of any such action or of the value per Unit that would be generated by any such action.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitation or Recommendation. No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated by the Partnership, nor any person acting on its behalf, to make solicitations or recommendations in connection with the Tender Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (b) Securities Transactions. During the past sixty (60) days, no transactions with respect to the Units have been effected by the Partnership, its General Partner or by any executive officer, director or affiliate.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The Partnership is not currently undertaking or engaging in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Partnership's Units by the General Partner, any of its affiliates, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; (iii) any purchase, sale or transfer of a material amount of assets of the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The information set forth in the Letter to the Unit holders and the Letter to Purchasers, dated as of November 27, 2006, copies of which are attached hereto as Exhibit (a)(2)(i) and Exhibit (a)(2)(ii) respectively are incorporated herein by reference.

ITEM 9.  EXHIBITS.

EXHIBIT NO.            DESCRIPTION

(a)(2)(i) Letter to the Unit holders of the Partnership, dated November 27, 2006.

(a)(2)(ii) Letter to Purchasers from the Partnership, dated November 27, 2006.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2006

                             South Hertfordshire United Kingdom Fund, Ltd. a Colorado limited partnership

                             By: NTL Fawnspring Limited,
                                 its General Partner

                             By: /s/ ROBERT MACKENZIE
                                 --------------------------------------------
                                 Robert Mackenzie
                                 Director of ntl Directors Limited
                                 Corporate director of NTL Fawnspring
                                 Limited, the General Partner of
                                 South Hertfordshire United Kingdom Fund, Ltd.